Issuer Free Writing Prospectus filed
pursuant to Rule 433 supplementing the
Prospectus dated February 6, 2006
Registration No. 333-131593
November 9, 2006
5,546,600 shares
Fidelity National Information Services, Inc.
Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the prospectus dated February 6, 2006, relating to these securities.
The selling shareholders listed below are offering 5,546,600 shares of our common stock pursuant to an effective registration statement on Form S-3 (File No. 333-131593). Our common stock trades on the New York Stock Exchange under the symbol “FIS.” On November 9, 2006, the last reported sale price of our common stock was $41.35 per share.

	Per Share	Total
Public Offering Price	$41.30	$229,074,580
Underwriting discount	$0.05	$277,330
Proceeds, before expenses, to selling shareholders	$41.25	$228,797,250

The underwriter expects to deliver the shares against payment in New York, New York on November 15, 2006.
Bear, Stearns & Co. Inc.

The following information updates and supplements the information set forth in the prospectus, dated February 6, 2006, as follows:
SELLING SHAREHOLDERS

		Shares
	Shares	Beneficially	Percentage
	Offered for	Owned After	Owned After
Selling Shareholder	Sale	Offering	Offering
THL FNIS Holdings, LLC(1)	2,516,390	11,411,825	6.0%
Thomas H. Lee Equity (Cayman) Fund V, L.P.(1)	27,529	124,846	*
Putnam Investment Holdings, LLC(2)	15,658	71,007	*
Putnam Investments Employees’ Securities Company I LLC(2)	13,455	61,018	*
Putnam Investments Employees’ Securities Company II LLC(2)	12,013	54,481	*
Thomas H. Lee Investors Limited Partnership(1)	14,955	67,821	*
TPG FNIS Holdings, LLC(3)	2,395,026	10,861,438	5.7
TPG Parallel III, L.P.(3)	103,137	467,720	0.2
TPG Investors III, L.P.(3)	52,018	235,896	0.1
FOF Partners III, L.P.(3)	1,251	5,674	*
FOF Partners III-B, L.P.(3)	27,810	126,123	*
TPG Dutch Parallel III, C.V.(3)	20,758	94,146	*
Evercore METC Capital Partners II, L.P.	346,600	1,572,200	0.8

(1)	Thomas H. Lee Equity (Cayman) Fund V, L.P. and THL FNIS Holdings, LLC (collectively, the “THLee Funds”) are affiliates of Thomas H. Lee Partners, L.P. Thomas M. Hagerty, a managing director of Thomas H. Lee Partners, L.P., was a member of the board of directors of Old FIS from March 2005 through January 2006, was a member of the board of directors of FNF since March 2005, and is a member of our board of directors. Mr. Hagerty disclaims beneficial ownership of such shares of common stock except to the extent of his pecuniary interest therein.

(2)	Putnam Investment Holdings LLC, Putnam Investments Employees’ Securities Company I LLC and Putnam Investments Employees’ Securities Company II LLC (collectively, the “Putnam Entities”) are entities that co-invest alongside one or more of the THLee Funds. Each of the Putnam Entities disclaims beneficial ownership of any securities other than the securities held directly by such entity.

(3)	TPG Advisors III, Inc. is the general partner of TPG GenPar III, L.P. (“GenPar III”). Gen Par III is a manager of TPG FNIS Holdings, LLC (“TPG FNIS”), which is the general partner of each of TPG Parallel III, L.P., TPG Investors III, L.P., FOF Partners III, L.P. and FOF Partners III-B, L.P., and the managing member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. TPG Advisors III, Inc. may be deemed to be the beneficial owner of shares beneficially owned by TPG FNIS but disclaims such beneficial ownership of such shares except to the extent of its pecuniary interest therein.

TPG Advisors IV, Inc. is the general partner of TPG GenPar IV, L.P. (“GenPar IV”), and GenPar IV is a manager of TPG FNIS. TPG Advisors IV, Inc. may be deemed to be the beneficial owner of shares beneficially owned by TPG FNIS, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Marshall Haines, an employee of Texas Pacific Group, is a member of our board of directors.

*	Less than 0.1%.

RECENT DEVELOPMENTS
On November 9, 2006, we completed our previously announced merger with our former parent company, Fidelity National Financial, Inc. (“FNF”). In this merger, we issued 96,521,877 shares of our common stock to the stockholders of FNF in exchange for their shares of FNF common stock. Pursuant to the terms of the Merger Agreement, an aggregate of 5,021,272 FNF stock options with a weighted average exercise price of $13.80 and 135,355 FNF restricted stock awards were replaced with FIS stock options and restricted stock awards. Prior to the completion of this merger, FNF’s only asset was its ownership interest in FIS.
On November 9, 2006, we filed our quarterly report on Form 10-Q for the period ended September 30, 2006, and a current report on Form 8-K with respect to the closing of the merger with FNF. Potential investors are referred to those documents as well as the Prospectus and the other documents referred to under “Underwriting” below for further information about our company.
UNDERWRITING
Bear, Stearns & Co. Inc. is acting as underwriter of this offering. The underwriting agreement provides that the obligation of the underwriter to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase the 5,546,600 shares of our common stock sold by the selling shareholders under the underwriting agreement if it purchases any of the shares.
We estimate that the expenses for this offering will be approximately $130,000, and are payable entirely by us. Expenses include the SEC filing fee, New York Stock Exchange listing fees, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses.
In order to facilitate this offering of our common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock in accordance with Regulation M under the Securities Exchange Act, including the purchase and sale of shares of our common stock in the open market. These stabilizing transactions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
We and the selling shareholders have agreed to indemnify the underwriter against liabilities, including liabilities under the Securities Act or to contribute to payments the underwriter may be required to make because of any of those liabilities.
Bear Stearns served as financial advisor to FNF in connection with its merger with us. Bear Stearns has been previously engaged by us, FNF and by Thomas H. Lee Partners, Texas Pacific Group and Evercore Capital Partners and their affiliates, who hold our shares, to provide certain investment banking and other services for which Bear Stearns received customary fees. Cary H. Thompson, a Senior Managing Director of Bear Stearns, serves on our board of directors and the board of directors of FNT, and until its merger with us served on the FNF board of directors. In the ordinary course of business, Bear Stearns and its affiliates may actively trade our equity and debt securities and/or bank debt and the securities of FNT and its affiliates for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.
We expect that delivery of the shares of common stock will be made against payment therefor on November 15, 2006, which will be the 4th business day following the date of pricing of the shares of common stock (such settlement cycle being herein referred to as “T + 4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, or Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of common stock on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the shares of common stock initially will settle T + 4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of shares of common stock who wish to trade shares of common stock on the date of pricing or the next three succeeding business days should consult their own advisor.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.

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